FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of February 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Notice Regarding Issue of Hybrid Bonds to replace Senior Short Term Loan (Offering of Subordinated Bonds)

2.	Shire’s Full Year 2018 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 15, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Better Health, Brighter Future

News Release

Notice Regarding Issue of Hybrid Bonds to replace Senior Short Term Loan

(Offering of Subordinated Bonds)

OSAKA, JAPAN, February 15, 2019 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) today announced that it filed with the Director of the Kanto Local Finance Bureau a shelf registration statement for the issuance of up to 500 billion Japanese yen aggregate principal amount of bonds and an amended shelf registration statement in connection with its potential public offering of hybrid bonds (subordinated bonds) (the “Hybrid Bonds”).

This Hybrid bond issuance is to replace all or a part of the existing Short Term Loan (the “SSTL”) and won’t increase debt outstanding in total as shown on the table 1.1. The details are as follows.

1. Overviews

Although Takeda has previously entered into the Subordinated Syndicated Loan Agreement (the “Subordinated Loan Agreement”) with total commitments of 500 billion Japanese yen to be used to refinance the indebtedness incurred pursuant to SSTL, Takeda plans to issue a maximum aggregate principal amount of 500 billion Japanese yen of Hybrid Bonds for the purpose of substituting all or a part of the amounts available under the Subordinated Loan Agreement, none of which has been drawn at this stage.

1.1 Actual and Expected Outstanding under each Facility as of the dates stated:

		October 26, 2018 *1	January 11, 2019 *2	After Hybrid Bonds Issued
Senior	SSTL	0	500 bil JPY	0
Hybrid Finance	Subordinated Loan Agreement	0	0	Please see the Note
	Hybrid Bonds	—	—
	Hybrid Finance Sub Total	0	0	up to 500 bil JPY
Total (Senior + Hybrid Finance)		0	500 bil JPY	up to 500 bil JPY

Note: The total amount of the Hybrid Finance, consisting of the total aggregate amount of the Hybrid Bonds and the amounts borrowed under the Subordinated Loan Agreement, will be up to 500 billion yen. The respective amounts of each of the Subordinated Loan and the Hybrid Bonds will be decided on the pricing date.

*1;	The date entered in to SSTL and Subordinated Loan Agreement
*2;	The date drew down SSTL

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1.2 Maximum amounts to be incurred for each Facility as of the dates stated:

		October 26, 2018 *1	January 11, 2019 *2	February 15, 2019 *3
Senior	SSTL	500 bil JPY	500 bil JPY	500 bil JPY
Hybrid Finance	Subordinated Loan Agreement	500 bil JPY	500 bil JPY	500 bil JPY
	Hybrid Bonds	—	—	500 bil JPY

*1;	The date entered in to SSTL and Subordinated Loan Agreement
*2;	The date drew down SSTL
*3;	The Launch date for Hybrid Bond

2. Purpose and Background to the Hybrid Bond Issue

As announced in “Notice regarding the Acquisition of the Entire Issued and To Be Issued Share of Shire plc” by Takeda Pharmaceutical Company Limited” on January 8, 2019, Takeda acquired all of the shares of Shire plc (“Shire”) and completed its acquisition of Shire as of January 8, 2019.

In the process of this acquisition, as announced in “Takeda Announces Execution of Senior Short Term Loan Facility Agreement and Subordinated Syndicated Loan Agreement and Second Amendment to Bridge Credit Agreement in Connection with Proposed Acquisition of Shire plc” on October 26, 2018. Takeda entered into the SSTL for an aggregate principal amount of up to 500 billion Japanese yen. The SSTL financed a portion of the funds necessary for the acquisition of Shire. Takeda has also entered into the Subordinated Loan Agreement for an aggregate principal amount of up to 500 billion Japanese yen in order to refinance the borrowings under the SSTL.

Despite execution of the Subordinated Loan Agreement, Takeda plans to issue a maximum aggregate principal amount of 500 billion Japanese yen of Hybrid Bonds for the purpose of substituting all or a part of the amounts available under the Subordinated Loan Agreement, none of which has been drawn at this stage.

3. Features of the Hybrid Bonds

The Hybrid Bonds will be containing features of both equity and liabilities. While the liability aspects of the Hybrid Bonds will not cause dilution to stockholders, the Hybrid Bonds will have attributes and features resembling equity such as an option to defer interest payments, extremely long-term redemption periods and subordination in liquidation or bankruptcy proceedings. Therefore, Takeda expects that Japan Credit Rating Agency, Ltd. and S&P Global Ratings Japan Inc. will deem 50% of the funds raised under the Hybrid Bonds as equity for the purposes of their ratings.

A summary of the expected terms and conditions of the Hybrid Bonds, which is preliminary and subject to change, has been provided as Attachment 1 hereto.

4. Schedule

Depending on market conditions and demand from investors, Takeda plans to determine the terms and conditions of the bonds, including the issue price, during or after April 2019. Takeda will publish an announcement promptly after the pricing of Hybrid Bonds occurs.

The total aggregate amount of hybrid financing incurred through the Hybrid Bonds and borrowings under the Subordinated Loan Agreement is expected to be 500 billion yen.

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This announcement has been prepared to publicly disclose the proposed offering of the Hybrid Bonds and is not intended to, and does not, constitute, represent or form part of any offer, invitation or solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

This document does not constitute an offer to sell or a solicitation of an offer to purchase any securities within the United States. The Hybrid Bonds have not been and will not be registered under the U.S. Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. No Hybrid Bonds will be offered in the United States.

About Takeda Pharmaceutical Company Limited

Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Gastroenterology (GI), Neuroscience and Rare Diseases. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions.

For more information, visit https://www.takeda.com

Investor Relations Contact:

Takashi Okubo

takeda.ir.contact@takeda.com

+81 3 3278 2306

Media Inquiries:

Outside of Japan Tsuyoshi Tada Tsuyoshi.Tada@takeda.com +1 617 551 2933	Japanese Media: Kazumi Kobayashi kazumi.kobayashi@takeda.com +81 (0) 3-3278-2095

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Attachment 1:

[This document does not constitute an offer to sell or a solicitation of an offer to purchase any securities within the United States. The Hybrid Bonds have not been and will not be registered under the U.S. Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. No Hybrid Bonds will be offered in the United States.

Summary of proposed terms and conditions for reference purposes only. All terms and conditions, including bracketed terms, remain subject to change and final confirmation at the time of pricing of the proposed offering.]

1.	Aggregate Maximum amount of the Hybrid Bonds

[¥ 500,000,000,000], in increments of ¥ 100,000,000

2.	Rate of interest

(1)	A fixed rate per annum, during the period beginning the day after ●, 2019 until and including ●, 202[4].

(2)	Yen LIBOR (subject to adjustment in accordance with the terms and conditions of the Hybrid Bonds) plus a fixed spread, during the period beginning the day after ●, 202[4] until and including ●, 2029.

(3)	Yen LIBOR plus a fixed spread (expected to be 25 bps greater than the spread described in (2) above), during the period beginning the day after ●, 2029 until and including ●, 2044.

(4)	Yen LIBOR plus a fixed spread (expected to be 75 bps greater than the spread described in (3) above), during the period beginning the day after ●, 2044.

3.	Issue price

100 yen per 100 yen of the principal amount of each Bond

4.	Security/guarantee

The Hybrid Bonds are not subject to any security or guarantee, and there are no assets specially reserved.

5.	Redemption

(1)	Redemption at maturity

At par on ●, 2079 (the “Maturity Date”) together with accrued interest up to such date and any Optional Outstanding Payment Amount (as defined below).

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(2)	Early redemption

(I)	Early redemption at the option of the Company

On ●, 202[4] (the “First Optional Redemption Date”) and each Interest Payment Date (as defined below) on and after the Optional Redemption Date (each, an “Optional Redemption Date”), the Company may, at its option, redeem early all, but not a portion, of the principal of the Hybrid Bonds then outstanding at par, together with accrued interest up to such Optional Redemption Date and any Optional Outstanding Payment Amount.

(II)	Early redemption upon occurrence of Tax Events

If a Tax Event (as defined below) has occurred on or after the date of payment for the Hybrid Bonds and is continuing, the Company may, at its option, redeem all, but not a portion, of the principal of the Hybrid Bonds then outstanding on the date fixed by the Company for such early redemption (the “Tax Redemption Date”), (i) in the case such Tax Redemption Date falls on and before (and excluding) the First Optional Redemption Date, at a rate of 101 yen per 100 yen of the principal amount of each Hybrid Bond or (ii) in the case such Tax Redemption Date falls on and after the First Optional Redemption Date, at par, together with the accrued interest up to the Tax Redemption Date and any Optional Outstanding Payment Amount.

A “Tax Event” shall be deemed to occur if the Company suffers a significant tax disadvantage by Japanese laws or regulations, or application or interpretation thereof, including such that interest on the Hybrid Bonds shall not qualify as deductible expenses in the calculation of corporate tax imposed on the Company under Japanese tax law, which disadvantage cannot be avoided by the Company’s reasonable endeavors.

(III)	Early redemption upon occurrence of Equity Credit Change Events

If an Equity Credit Change Event (as defined below) has occurred and is continuing, the Company may, at its option, redeem all, but not a portion, of the Hybrid Bonds then outstanding on the date fixed by the Company for such early redemption (the “Equity Credit Change Event Redemption Date”), (i) in the case such Equity Credit Change Event Redemption Date falls on and before (and excluding) the First Optional Redemption Date, at a rate of 101 yen per 100 yen of the principal amount of each Hybrid Bond or (ii) in the case such Equity Credit Change Event Redemption Date falls on and after the First Optional Redemption Date, at par, together with accrued interest up to the Equity Credit Change Event Redemption Date and any Optional Outstanding Payment Amount.

An “Equity Credit Change Event” shall be deemed to occur where one or more of the designated credit rating agencies decides to treat the Hybrid Bonds as having a lower equity credit than that assigned to the Hybrid Bonds by each such credit rating agency on the date of the issuance of the Hybrid Bonds due to the revision of such credit rating agency’s standards for the assignment of equity credit, and a public announcement to that effect has been made or a written notice to that effect has been given to the Company.

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6.	Method of and limitations on payment of interest

(1)	Method of payment of interest

(I)

The Bonds bear the interest from the date immediately following the date of issuance to the Maturity Date (or, in the case of an early redemption, to the early redemption date), payable on an Interest Payment Date, in respect of each relevant period beginning on the date immediately following the Interest Payment Date immediately preceding such Interest Payment Date (or, in the case where such relevant Interest Payment Date is the first Interest Payment Date, the Payment Date) and ending on such Interest Payment Date (the “Interest Period”).

(2)	“Interest Payment Date” means ●, 2019, for the first payment and thereafter semi-annually ● and ● of each year (or, in the case of an early redemption, the early redemption date).

(3)	Optional suspension

(I)	Optional suspension of interest payment

On any Interest Payment Date, the Company may, at its option, defer the payment of all or part of the interest on the Hybrid Bonds that would have been payable on such Interest Payment Date (an “Optional Suspension,” and any amount of interest so deferred and not paid due to an Optional Suspension, an “Optional Deferred Payment Amount”, and an Interest Payment Date on which such interest would have become due if the relevant Optional Suspension having not occurred, an “Optional Deferred Interest Payment Date”). Such Optional Deferred Payment Amount shall bear interest at the rate of interest as set forth in Paragraph 2 (such interest amount, “Additional Interest”) falling on and after the day after the Optional Deferred Interest Payment Date and before the day on which all of the Optional Deferred Payment Amount has been paid. For the avoidance of doubt, such Additional Interest shall not bear interest itself.

(II)	Optional payment

The Company may, at its option, pay all or part of the Optional Outstanding Payment Amount. Such payment shall be made to the Bondholders as of the Interest Payment Date of which the Optional Outstanding Payment Amount is paid.

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(III)	Mandatory payment

(A)	Mandatory payment due to payment in respect of Junior Stock

With respect to an Interest Payment Date, during the period beginning from and including the second business day of the month in which the Interest Payment Date immediately preceding the relevant Interest Payment Date falls and ending on the first business day of the month in which the relevant Interest Payment Date falls, if the Company pays any dividend on or, subject to certain exceptions, repurchases or acquires any of its common stock or other securities junior to the Hybrid Bonds or other securities of the Company with the same rank, then the Company shall, to the extent commercially practicable (as defined in the terms of the Hybrid Bonds), make reasonable endeavors to pay all of the Optional Outstanding Payment Amount outstanding as of the relevant Interest Payment Date immediately following the end of the Mandatory Payment Reference Period during which such Junior Stock Mandatory Payment Event occurred (the “Mandatory Interest Payment Date”) or on the Interest Payment Date immediately following the Mandatory Interest Payment Date.

(B)	Mandatory payment due to payment in respect of Equivalent Securities

Notwithstanding the provisions of (I) above, if dividends or interest has been paid in respect of the securities of the Company with the same rank as the Hybrid Bonds during the period from the relevant Optional Deferred Interest Payment Date up to the Interest Payment Date immediately following such Optional Deferred Interest Payment Date, the Company shall, to the extent commercially practicable, make reasonable endeavors to pay the Optional Deferred Payment Amount and the Additional Interest thereon in respect of the relevant Optional Deferred Interest Payment Date on the Interest Payment Date immediately following such Optional Deferred Interest Payment Date.

7.	Financial covenants

The Company is not subject to any financial covenants for the Hybrid Bonds.

8.	Special covenants with respect to acceleration of obligations

The payment of the obligations in respect of the Hybrid Bonds shall not be accelerated or become due and payable except when becoming due and payable pursuant to the provisions of the terms and conditions of the Hybrid Bonds.

9.	Subordination clause

In liquidation proceedings, bankruptcy proceedings, corporate reorganization proceedings or civil rehabilitation proceedings of the Company or any proceedings that are equivalent thereto in accordance with laws other than Japanese law, each Hybrid Bondholder shall have a liquidation claim under the Hybrid Bonds in an amount, per Hybrid Bond, equal to (i) the principal amount of each outstanding Hybrid Bond held by such Hybrid Bondholder on the date on which the relevant Liquidation Event occurs, plus (ii) any Optional Outstanding Payment Amount in respect of each Bond on such date and accrued interest on such Bond up to and including such date. The Company shall not bear any obligation to pay to each Bondholder the amount exceeding the total amount of (i) and (ii) above.

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Such Liquidation Claims shall become effective only if the Condition for Liquidation Payment (as defined [in the terms of the Hybrid Bonds]) is satisfied, and, in the case where the Most Preferred Stock exists on the date on which the relevant Liquidation Event (as defined [in the terms of the Hybrid Bonds]) occurs, such Liquidation Claims (including the distribution thereon) shall become payable only to the extent of the Liquidation Preference Amount of Equivalent Subordinated Debt (as defined [in the terms of the Hybrid Bonds]) of each Bond.

10.	Prohibition of changes to the disadvantage of senior creditors

No provisions of the Hybrid Bonds may be changed to the disadvantage of senior creditors, and no agreement on such change shall take effect in any sense or in respect of any person.

11.	Prohibition on setoff

Other than in limited situations in which all amounts due under obligations of the Company senior to the Hybrid Bonds have been paid in full, , the Hybrid Bond holders shall not be entitled to set off their obligations to the Company against the claims against the Company for the repayment of principal and interest under the Hybrid Bonds in the case of any liquidation proceedings, bankruptcy proceedings, corporate reorganization proceedings or civil rehabilitation proceedings of the Company or any proceedings that are equivalent thereto in accordance with laws other than Japanese law.

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Better Health, Brighter Future

News Release

Shire’s Full Year 2018 Results

OSAKA, JAPAN, February 15, 2019 – On January 8, 2019, Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (Headquarters: Chuo-ku, Osaka, “Takeda”) acquired Shire plc (“Shire”). Today, Takeda announced Shire’s results for the year ended December 31, 2018, the last full year prior to the acquisition. These results reflect Shire’s disclosure method and does not preclude how Takeda will neither describe its business and report its results moving forward.

–	2018 product sales growth +3.9% and $4.6 billion operating cash flow

–	Solid growth contributions in 2018 from Immunology, recently-launched products, international markets, and Neuroscience

–	Advanced innovative pipeline including FDA approvals of TAKHZYRO and MOTEGRITY

2018 product sales growth

•

Product sales increased +3.9% to $15.0 billion, driven by key growth drivers of Immunology (+5.7%), recently-launched products (+52.2%), international markets (+7.0%), as well as Neuroscience (+11.1%).

•	Achieved product sales growth while absorbing competitive impacts to LIALDA, CINRYZE, and FEIBA.

•	Robust growth of recently-launched products driven by ADYNOVATE, CUVITRU, XIIDRA, and GATTEX.

Operating performance

•

Operating income from continuing operations increased +32.2% to $3.2 billion, primarily due to lower expense related to the unwind of inventory fair value adjustments and the gain on the sale of Shire’s Oncology franchise.

•

Non GAAP EBITDA remained flat as a lower gross margin was offset by ongoing cost discipline and operating expense synergies. Non GAAP operating income decreased by -1.6% to $5.9 billion driven by higher depreciation including from the new manufacturing facility near Covington, Georgia.

•	Net income decreased to $2.3 billion and diluted earnings per ADS decreased to $7.60 due to a higher U.S. tax reform benefit in FY2017.

•	Non GAAP diluted earnings per ADS was roughly flat at $15.18, as product sales growth and operating expense discipline were offset by a lower gross margin.

Several important pipeline and business milestones achieved

•	Received U.S., European, and Canadian approvals for TAKHZYRO, a first-of-its-kind monoclonal antibody (mAb) preventive treatment for HAE.

•

Received FDA approval for GAMMAGARD LIQUID production at the new plasma manufacturing facility near Covington, Georgia. The facility is expected to add approximately 30% capacity to Shire’s internal network once fully operational.

•	Received FDA approval for MOTEGRITY, the only serotonin-4 receptor agonist for adults with Chronic Idiopathic Constipation (CIC).

•	Completed the sale of the Oncology franchise to Servier S.A.S. for $2.4 billion.

Continued de-leveraging due to strong cash flow

•

Operating cash flow increased +8.3% to $4.6 billion, primarily due to improved working capital, including higher cash receipts and lower cash payments, partially offset by a $251 million contingent consideration payment to Dyax shareholders in conjunction with the FDA approval of TAKHZYRO, as well as approximately $300.0 million in additional tax payments made in FY2018.

•

Non GAAP free cash flow increased +23.3% to $4.2 billion. Non GAAP free cash flow includes capital expenditures of $787.0 million and excludes payments relating to milestone and licensing arrangements of $416.0 million.

•	Strong cash generation allowed rapid de-leveraging with the net debt to Non GAAP EBITDA ratio improving to 2.1x in December 2018.

Christophe Weber, President and Chief Executive Officer of Takeda, commented:

“I would like to congratulate the Shire leadership team and all employees for their commitment and for a solid performance, especially considering that Takeda’s offer was ongoing throughout the year. On top of the product portfolio momentum, several 2018 milestones, including the approvals of TAKHZYRO and the Covington manufacturing facility, will drive growth in the years to come. We are very excited to welcome Shire employees to the Takeda family.”

Reported Results for Full Years 2018 and 2017 (January – December)

	Full Year 2018(1)	Full Year 2017	Reported Growth(1)	Non GAAP CER(1)(2)
Product sales	$15,017 million	$14,449 million	+3.9%	+3.6%
Total revenues	$15,490 million	$15,161 million	+2.2%	+2.2%
Non GAAP total revenues(2)(3)	$15,483 million	$15,086 million
Operating income from continuing operations	$3,245 million	$2,455 million	+32.2%
Non GAAP operating income(2)	$5,903 million	$5,997 million	-1.6%	-1.4%
Net income margin(4)(5)	15.0%	28.2%	-13.1ppc
Non GAAP EBITDA margin(2)(4)(5)	42.0%	43.0%	-1.0ppc
Net income	$2,327 million	$4,272 million	-45.5%
Non GAAP net income(2)	$4,647 million	$4,604 million	+0.9%
Diluted earnings per ADS	$7.6	$14.05	-45.9%
Non GAAP diluted earnings per ADS(2)	$15.18	$15.15	+0.2%	+0.3%
Net cash provided by operating activities	$4,610 million	$4,257 million	+8.3%
Non GAAP free cash flow(2)	$4,232 million	$3,431 million	+23.3%

(1)	Results for the year ended December 31, 2018 include the Oncology franchise until the date of its sale on August 31, 2018.
(2)

The Non GAAP financial measures included within this release are explained on pages 14 – 15, and are reconciled to the most directly comparable financial measures prepared in accordance with U.S. GAAP on pages 11 – 13.

(3)	Non GAAP total revenues exclude the receipts of upfront license fees.
(4)	Net income margin calculated as a percentage of total revenues. Non GAAP EBITDA margin calculated as a percentage of Non GAAP total revenues.
(5)	Percentage point change (ppc).

Analysis of Revenues for 2018 and 2017

(in millions USD)	3 months ended December 31,		12 months ended December 31,
	2018	2017	2018	2017
Product sales by franchise
IMMUNOGLOBULIN THERAPIES	$653.8	$622.7	$2,479.7	$2,236.6
HEREDITARY ANGIOEDEMA	289.4	461.2	1,352.4	1,429.6
BIO THERAPEUTICS	204.6	157.4	788.3	704.1

Immunology	1,147.8	1,241.3	4,620.4	4,370.3

HEMOPHILIA	762.2	837.7	2,987.6	2,957.3
INHIBITOR THERAPIES	167.5	196.4	750.7	828.3

Hematology	929.7	1,034.1	3,738.3	3,785.6

VYVANSE	626.4	540.8	2,406.2	2,161.1
ADDERALL XR	97.8	105.7	329.9	348.0
MYDAYIS	22.5	(4.3)	62.9	21.6
Other Neuroscience	42.3	42.2	160.1	133.4

Neuroscience	789.0	684.4	2,959.1	2,664.1

ELAPRASE	168.5	161.2	634.0	615.7
REPLAGAL	117.5	123.1	490.3	472.1
VPRIV	94.5	92.6	361.8	349.9

Genetic Diseases	380.5	376.9	1,486.1	1,437.7

LIALDA/MEZAVANT	96.0	99.8	383.0	569.4
PENTASA	83.0	88.7	298.6	313.2
Other Established Brands	36.0	39.8	141.9	162.1

Established Brands	215.0	228.3	823.5	1,044.7

GATTEX/REVESTIVE	122.9	106.3	449.7	335.5
NATPARA/NATPAR	69.3	44.1	230.1	147.4
Other Internal Medicine	32.4	37.4	133.7	142.7

Internal Medicine	224.6	187.8	813.5	625.6

Ophthalmics	132.1	85.8	387.9	259.2
Oncology	—	72.4	188.4	261.7

Total product sales	3,818.7	3,911.0	15,017.2	14,448.9

Royalties and other revenues
Royalties	51.9	118.7	227.3	448.4
Other revenues	62.5	115.2	245.5	263.3

Total royalties and other revenues	114.4	233.9	472.8	711.7

Total revenues	$3,933.1	$4,144.9	$15,490.0	$15,160.6

Product Sales Commentary

•	Immunology:

•

Immunoglobulin therapies and bio therapeutics each contributed double digit growth during FY2018 due to increased demand and in line with available supply. The Q4 2018 immunoglobulin therapies year-over-year sales growth rate was lower than prior quarters in 2018 due to timing of shipments.

•

HAE sales during FY2018 were down as the decline in CINRYZE demand was partially offset by increased demand and stocking for FIRAZYR and TAKHZYRO. The strong TAKHZYRO U.S. launch continued with patients coming from both prophylaxis and acute therapies. TAKHZYRO Q4 2018 sales were $11.0 million, with meaningful commercial demand resulting in large destocking. CINRYZE Q4 2018 sales declined year-over-year to $45.1 million driven by significant destocking and the impact of competition.

•

Hematology: Global demand growth in hemophilia therapies during FY2018 was mostly offset by lower ex-U.S. net prices. In Q4 2018, hemophilia demand growth was further offset by destocking and unfavorable foreign exchange. Sales of inhibitor therapies declined during FY2018 due to competition.

•

Neuroscience: VYVANSE contributed double digit growth during FY2018 driven by net price and higher demand, partially offset by a decrease in revenue for ADDERALL XR due to competitive pressures, which is expected to intensify during FY2019.

•	Genetic Diseases: Genetic Diseases product sales increased during FY2018 due to increased demand.

•	Established Brands: LIALDA product sales decreased during FY2018 due to generic competition.

•

Internal Medicine: Internal Medicine product sales increased during FY2018 due to demand growth for GATTEX/REVESTIVE and NATPARA/NATPAR. The Q4 2018 GATTEX/REVESTIVE year-over-year sales growth rate was negatively impacted by destocking.

•	Ophthalmics: Ophthalmics product sales increased during FY2018 due to XIIDRA demand growth.

•	Oncology: Oncology product sales decreased as a result of the sale of Shire’s Oncology franchise, completed on August 31, 2018.

U.S. GAAP Consolidated Balance Sheets

(in millions USD, except shares and par value of shares)

	December 31, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$924.6	$472.4
Restricted cash	42.0	39.4
Accounts receivable, net	3,071.6	3,009.8
Inventories	3,497.5	3,291.5
Other current assets	990.0	795.3

Total current assets	8,525.7	7,608.4
Non-current assets:
Investments	465.6	241.1
Property, plant and equipment (PP&E), net	6,506.9	6,635.4
Goodwill	19,006.2	19,831.7
Intangible assets, net	29,082.8	33,046.1
Deferred tax asset	135.0	188.8
Other non-current assets	157.1	205.4

Total assets	$63,879.3	$67,756.9

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$4,800.7	$4,184.5
Short term borrowings and capital leases	3,336.7	2,788.7
Other current liabilities	349.7	908.8

Total current liabilities	8,487.1	7,882.0
Non-current liabilities:
Long term borrowings and capital leases	11,104.7	16,752.4
Deferred tax liability	4,296.3	4,748.2
Other non-current liabilities	2,235.2	2,197.9

Total liabilities	26,123.3	31,580.5

Equity:
Common stock of 5p par value; 1,500 million shares authorized; and 925.5 million shares issued and outstanding (2017: 1,500 million shares authorized; and 917.1 million shares issued and outstanding)	82.2	81.6
Additional paid-in capital	25,567.4	25,082.2
Treasury stock: 7.4 million shares (2017: 8.4 million shares)	(257.7)	(283.0)
Accumulated other comprehensive income	341.5	1,375.0
Retained earnings	12,022.6	9,920.6

Total equity	37,756.0	36,176.4

Total liabilities and equity	$63,879.3	$67,756.9

U.S. GAAP Consolidated Statements of Operations

(in millions USD)

	12 months ended December 31,
	2018	2017
Revenues:
Product sales	$15,017.2	$14,448.9
Royalties and other revenues	472.8	711.7

Total revenues	15,490.0	15,160.6

Costs and expenses:
Cost of sales	4,739.2	4,700.8
Research and development	1,695.3	1,763.3
Selling, general and administrative	3,399.8	3,530.9
Amortization of acquired intangible assets	1,806.2	1,768.4
Integration and acquisition costs	585.1	894.5
Reorganization costs	286.2	47.9
Gain on sale of Oncology and product rights	(266.6)	(0.4)

Total operating expenses, net	12,245.2	12,705.4

Operating income from continuing operations	3,244.8	2,455.2
Interest income	6.4	9.7
Interest expense	(482.6)	(578.9)
Other (expense)/income, net	(23.2)	7.4

Total other expense, net	(499.4)	(561.8)

Income from continuing operations before income taxes and equity in earnings of equity method investees	2,745.4	1,893.4
Income tax (expense) / benefit	(430.9)	2,357.6
Equity in earnings of equity method investees, net of taxes	12.9	2.5

Income from continuing operations, net of taxes	2,327.4	4,253.5
Gain from discontinued operations, net of taxes	—	18.0

Net income	$2,327.4	$4,271.5

U.S. GAAP Consolidated Statements of Operations (continued)

(in millions USD, except per share amounts)

	12 months ended December 31,
	2018	2017
Earnings per Ordinary Share – basic
Earnings from continuing operations	$2.55	$4.69
Earnings from discontinued operations	—	0.02

Earnings per Ordinary Share – basic	$2.55	$4.71

Earnings per ADS – basic	$7.65	$14.14

Earnings per Ordinary Share – diluted
Earnings from continuing operations	$2.53	$4.66
Earnings from discontinued operations	—	0.02

Earnings per Ordinary Share – diluted	$2.53	$4.68

Earnings per ADS – diluted	$7.60	$14.05

Weighted average number of shares:
Basic	913.0	906.5
Diluted	918.5	912.0

U.S. GAAP Consolidated Statements of Cash Flows

(in millions USD)

	12 months ended December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,327.4	$4,271.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,396.3	2,264.2
Share based compensation	189.5	174.9
Expense related to the unwind of inventory fair value adjustments	42.8	747.8
Change in deferred taxes	(246.0)	(2,916.4)
Change in fair value of contingent consideration	41.5	120.7
Impairment of PP&E and intangible assets	205.5	289.9
Gain on sale of Oncology franchise	(266.6)	—
Other, net	(37.8)	68.4
Changes in operating assets and liabilities:
Increase in accounts receivable	(281.5)	(487.6)
Increase in sales deduction accrual	383.6	314.1
Increase in inventory	(355.9)	(145.1)
(Increase)/decrease in prepayments and other assets	(36.4)	81.1
Increase/(decrease) in accounts payable and other liabilities	247.7	(526.8)

Net cash provided by operating activities	4,610.1	4,256.7

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of Oncology franchise	2,412.2	—
Purchases of PP&E	(787.0)	(798.8)
Acquisition of business, net of cash acquired	(104.7)	—
Proceeds from sale of investments	31.8	88.6
Other, net	(98.1)	23.1

Net cash provided by/(used in) investing activities	1,454.2	(687.1)

U.S. GAAP Consolidated Statements of Cash Flows (continued)

(in millions USD)

	12 months ended December 31,
	2018	2017
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving line of credit, long term and short term borrowings	4,398.9	4,236.7
Repayment of revolving line of credit, long term and short term borrowings	(9,551.7)	(7,681.4)
Payment of contingent consideration	(396.0)	—
Payment of dividend	(327.5)	(281.3)
Proceeds from issuance of stock for share-based compensation arrangements	306.8	134.1
Other, net	(26.7)	(27.4)

Net cash used in financing activities	(5,596.2)	(3,619.3)

Effect of foreign exchange rate changes on cash and cash equivalents	(13.3)	7.1

Net increase/(decrease) in cash, cash equivalents, and restricted cash	454.8	(42.6)
Cash, cash equivalents, and restricted cash at beginning of period	511.8	554.4

Cash, cash equivalents, and restricted cash at end of period	$966.6	$511.8

Selected Notes to the U.S. GAAP Financial Statements

(1)	Earnings Per Share (EPS)

(in millions USD, shares in millions)

	12 months ended December 31,
	2018	2017
Income from continuing operations	$2,327.4	$4,253.5
Gain from discontinued operations	—	18.0

Numerator for EPS	$2,327.4	$4,271.5

Weighted average number of shares:
Basic	913.0	906.5
Effect of dilutive shares:
Share based awards to employees	5.5	5.5

Diluted	918.5	912.0

The share equivalents not included in the calculation of the diluted weighted average number of shares are shown below:
Share based awards to employees	12.4	15.2

Non GAAP reconciliations

(in millions USD)

Reconciliation of U.S. GAAP total revenues to Non GAAP total revenues:

	12 months ended December 31,
	2018	2017
U.S. GAAP total revenues	$15,490.0	$15,160.6
Revenue from upfront license fee	(7.5)	(74.6)

Non GAAP total revenues	$15,482.5	$15,086.0

Reconciliation of U.S. GAAP net income to Non GAAP EBITDA and Non GAAP operating income:

	12 months ended December 31,
	2018	2017
U.S. GAAP net income	$2,327.4	$4,271.5
Add back/(deduct):
Gain from discontinued operations, net of taxes	—	(18.0)
Equity in earnings of equity method investees, net of taxes	(12.9)	(2.5)
Income taxes	430.9	(2,357.6)
Other expense, net	499.4	561.8

U.S. GAAP operating income from continuing operations	3,244.8	2,455.2
Add back/(deduct) Non GAAP adjustments:
Revenue from upfront license fee	(7.5)	(74.6)
Expense related to the unwind of inventory fair value adjustments	42.8	747.8
Program wind-down and one-time employee related costs	9.7	(4.0)
Impairment of acquired intangible assets	30.0	20.0
Costs relating to license arrangements	16.8	131.2
Legal and litigation costs	155.2	10.6
Amortization of acquired intangible assets	1,806.2	1,768.4
Integration and acquisition costs	585.1	894.5
Reorganization costs	286.2	47.9
Gain on sale of Oncology and product rights	(266.6)	(0.4)
Depreciation	590.1	495.8

Non GAAP EBITDA	6,492.8	6,492.4
Depreciation	(590.1)	(495.8)

Non GAAP operating income	$5,902.7	$5,996.6

Net income margin(1)	15%	28%

Non GAAP EBITDA margin(2)	42%	43%

(1)	Net income as a percentage of total revenues.
(2)	Non GAAP EBITDA as a percentage of Non GAAP total revenues.

Reconciliation of U.S. GAAP gross margin to Non GAAP gross margin:

	12 months ended December 31,
	2018	2017
U.S. GAAP total revenues	$15,490.0	$15,160.6
Cost of sales (U.S. GAAP)	(4,739.2)	(4,700.8)

U.S. GAAP gross margin(1)	10,750.8	10,459.8
Add back Non GAAP adjustments:
Revenue from upfront license fee	(7.5)	(74.6)
Expense related to the unwind of inventory fair value adjustments	42.8	747.8
Litigation costs related to patent infringement	155.2	—
Depreciation	317.8	276.1

Non GAAP gross margin	$11,259.1	$11,409.1

U.S. GAAP gross margin(1)(2)	69.4%	69.0%
Non GAAP gross margin(2)	72.7%	75.6%

(1)	U.S. GAAP gross margin excludes amortization of acquired intangible assets.
(2)	U.S. GAAP gross margin as a percentage of total revenues. Non GAAP gross margin as a percentage of Non GAAP total revenues.

Reconciliation of U.S. GAAP net income to Non GAAP net income:

	12 months ended December 31,
	2018	2017
U.S. GAAP net income	$2,327.4	$4,271.5
Revenue from upfront license fee	(7.5)	(74.6)
Expense related to the unwind of inventory fair value adjustments	42.8	747.8
Program wind-down and one-time employee related costs	9.7	(4.0)
Impairment of acquired intangible assets	30.0	20.0
Costs relating to license arrangements	16.8	131.2
Legal and litigation costs	155.2	10.6
Amortization of acquired intangible assets	1,806.2	1,768.4
Integration and acquisition costs	585.1	894.5
Reorganization costs	286.2	47.9
Gain on sale of Oncology and product rights	(266.6)	(0.4)
Amortization of one-time upfront borrowing costs for Baxalta and Dyax	2.3	6.1
Gain on sale of non-core investments	—	(28.7)
Gain from discontinued operations	—	(26.9)
Costs related to bond tender offer	40.6	—
Fair value adjustment for joint venture net written option	11.0	15.0
Non GAAP tax adjustments	(391.8)	(3,174.3)

Non GAAP net income	$4,647.4	$4,604.1

Non GAAP reconciliations

(in millions USD, except per ADS amounts)

Reconciliation of U.S. GAAP diluted earnings per ADS to Non GAAP diluted earnings per ADS:

	12 months ended December 31,
	2018	2017
U.S. GAAP diluted earnings per ADS	$7.60	$14.05
Revenue from upfront license fee	(0.02)	(0.25)
Expense related to the unwind of inventory fair value adjustments	0.14	2.46
Program wind-down and one-time employee related costs	0.03	(0.01)
Impairment of acquired intangible assets	0.10	0.07
Costs relating to license arrangements	0.05	0.43
Legal and litigation costs	0.51	0.03
Amortization of acquired intangible assets	5.90	5.82
Integration and acquisition costs	1.91	2.94
Reorganization costs	0.93	0.16
Gain on sale of Oncology and product rights	(0.87)	(0.00)
Amortization of one-time upfront borrowing costs for Baxalta and Dyax	0.01	0.02
Gain on sale of non-core investments	—	(0.09)
Gain from discontinued operations	—	(0.09)
Costs related to bond tender offer	0.13	—
Fair value adjustment for joint venture net written option	0.04	0.05
Non GAAP tax adjustments	(1.28)	(10.44)

Non GAAP diluted earnings per ADS	$15.18	$15.15

Reconciliation of U.S. GAAP net cash provided by operating activities to Non GAAP free cash flow:

	12 months ended December 31,
	2018	2017
Net cash provided by operating activities	$4,610.1	$4,256.7
Receipts relating to license arrangements	(7.5)	(74.6)
Capital expenditures	(787.0)	(798.8)
Payments relating to milestone and license arrangements	416.0	47.5

Non GAAP free cash flow	$4,231.6	$3,430.8

Non GAAP net debt comprises:

	December 31, 2018	December 31, 2017
Cash and cash equivalents	$924.6	$472.4
Long term borrowings (excluding capital leases)	(10,749.9)	(16,410.7)
Short term borrowings (excluding capital leases)	(3,327.1)	(2,781.2)
Capital leases	(364.2)	(349.2)

Non GAAP net debt	$(13,516.6)	$(19,068.7)

NON GAAP MEASURES

This press release contains financial measures not prepared in accordance with U.S. GAAP. These measures are referred to as “Non GAAP” measures and include: Non GAAP total revenues; Non GAAP operating income; Non GAAP net income; Non GAAP diluted earnings per ADS; Non GAAP CER; Non GAAP gross margin; Non GAAP free cash flow; Non GAAP net debt; Non GAAP EBITDA; and Non GAAP EBITDA margin.

The Non GAAP measures exclude the impact of certain specified items that are highly variable, difficult to predict, and of a size that may substantially impact Shire’s results of operations. Upfront and milestone payments related to in-licensing and acquired products that have been expensed as R&D are also excluded as specified items as they are generally uncertain and often result in a different payment and expense recognition pattern than ongoing internal R&D activities. Intangible asset amortization has been excluded from certain measures to facilitate an evaluation of current and past operating performance, particularly in terms of cash returns, and is similar to how management internally assesses performance. The Non GAAP financial measures are presented in this press release as Takeda and Shire’s management believes that they will provide investors with an additional analysis of Shire’s results of operations, particularly in evaluating performance from one period to another.

Prior to the acquisition by Takeda, Shire’s management used Non GAAP financial measures to make operating decisions as they facilitate additional internal comparisons of Shire’s performance to historical results and to competitors’ results, and provides them to investors as a supplement to Shire’s reported results to provide additional insight into Shire’s operating performance. Shire’s Remuneration Committee used certain key Non GAAP measures when assessing the performance and compensation of employees, including Shire’s executive directors, prior to the acquisition by Takeda.

The Non GAAP financial measures used by Shire may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies – refer to the section “Non GAAP Financial Measure Descriptions” below for additional information. In addition, these Non GAAP financial measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with U.S. GAAP, and Shire’s financial results calculated in accordance with U.S. GAAP and reconciliations to those financial statements should be carefully evaluated.

Non GAAP Financial Measure Descriptions

Where applicable, the following items, including their tax effect, have been excluded when calculating Shire’s Non GAAP measures:

Amortization and asset impairments:

•	Intangible asset amortization and impairment charges; and

•	Other than temporary impairment of investments.

Acquisitions and integration activities:

•	Upfront payments and milestones in respect of in-licensed and acquired products;

•	Costs associated with acquisitions, including transaction costs, fair value adjustments on contingent consideration and acquired inventory;

•	Costs associated with the integration of companies; and

•	Non-controlling interests in consolidated variable interest entities.

Out-license, divestments, reorganizations, and discontinued operations:

•	Revenue from upfront and milestone receipts from out-license arrangements;

•	Gains and losses on the sale of non-core assets;

•	Costs associated with restructuring and reorganization activities;

•	Termination costs; and

•	Gains and losses from divestitures and discontinued operations.

Legal and litigation costs:

•	Net legal costs related to the settlement of litigation, government investigations, and other disputes (excluding internal legal team costs).

Additionally, in any given period Shire may have significant, unusual, or non-recurring gains or losses, which it may exclude from its Non GAAP earnings for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from U.S. GAAP to Non GAAP measures.

Depreciation, which is included in Cost of sales, R&D, and SG&A costs in Shire’s U.S. GAAP results, has been separately disclosed for presentational purposes.

Free cash flow represents net cash provided by operating activities, excluding upfront and milestone payments, or receipts, for in-licensed and acquired products, but including capital expenditure in the ordinary course of business.

Non GAAP net debt represents cash and cash equivalents less short and long term borrowings, capital leases, and other debt.

A reconciliation of Non GAAP financial measures to the most directly comparable measure under U.S. GAAP is presented on pages 11 to 13.

Non GAAP CER growth is computed by restating 2018 results using average 2017 foreign exchange rates for the relevant period.

Average exchange rates used by Shire for the three months ended December 31, 2018 were $1.29:£1.00 and $1.14:€1.00 (2017: $1.34:£1.00 and $1.18:€1.00). Average exchange rates used by Shire for the twelve months ended December 31, 2018 were $1.34:£1.00 and $1.18:€1.00 (2017: 1.29:£1.00 and $1.13: €1.00).

About Takeda Pharmaceutical Company Limited

Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Gastroenterology (GI), Neuroscience and Rare Diseases. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions.

For more information, visit https://www.takeda.com.

Shire is now part of Takeda

Investor Relations Contact:

Takashi Okubo

takeda.ir.contact@takeda.com

+81 3 3278 2306

Media Inquiries:

Tsuyoshi Tada (Outside of Japan)

Tsuyoshi.Tada@takeda.com

+1 617 551 2933

Kazumi Kobayashi (Japan)

Kazumi.kobayashi@takeda.com

+81 3 3278 2095

Forward-Looking Statements

This release may contain forward-looking statements, beliefs or opinions regarding Takeda or Shire’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda or Shire. Without limitation, forward looking statements often include the words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda and Shire in light of the information currently available to them. Such forward-looking statements do not represent any guarantee by Takeda, Shire or their management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing there of; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; post-merger integration with acquired companies; or other factors identified by Takeda in its registration statement on Form 20-F or by Shire in its latest annual report on Form 10-K and its quarterly reports on Form 10-Q, each of which have been filed with the U.S. Securities and Exchange Commission and are available on its website at www.sec.gov, any of which may cause actual results, performance, achievements or financial position of Takeda, or of the Shire businesses acquired by it, to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. Neither Takeda, Shire nor their management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this document should not place undue reliance on forward looking statements. Takeda and Shire undertake no obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make except as may be required by law or applicable rule. Past performance is not an indicator of future results and the results of Takeda or Shire in this document may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results or those of the Shire businesses acquired by it.

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